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August 30, 2019

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Mr. Joshua Lobert

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT V, LLC
Offering Statement on Form 1-A
Filed May 16, 2019
File No. 024-11000

Dear Ms. Gowetski and Mr. Lobert:

This letter is submitted on behalf of Fundrise Growth eREIT V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 12, 2019 (the “Comment Letter”), relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amendment No. 1”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Form 1-A

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and understands that it is responsible for analyzing how its investments, investment strategy and business model support an exemption from registration under the 1940 Act.

2.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external advisor.

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the Investment Advisers Act of 1940 to our external advisor and acknowledges that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to our external advisor.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Response to Comment No. 4

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

5.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 5

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

6.	We note you state on the cover that your sponsor and an affiliate have committed to purchase an aggregate of 1,500 common shares. You further refer on page 19 to your sponsor and an affiliate’s commitment to purchase $100,000 of your common shares. Please revise to reconcile this discrepancy.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to state that its sponsor and the affiliate have committed to purchase an aggregate of 1,500 common shares for a purchase price of $15,000.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP

Appendix A

FUNDRISE GROWTH eREIT V, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Growth eREIT V LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our semi-annual net asset value (“NAV”) per common share as of ____, 20;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]*

*as applicable

Semi-Annual Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective until updated by us on or about ___, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share numbers)	[June 30, 2019]	[December 31, 2019]
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Other assets	222	111
Current interest receivable	222	111
Total assets	888	444

LIABILITIES:
Accounts payable	$22	$11
Due to related party	22	11
Dividends payable	22	11
Settling subscriptions	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (1,500 common shares at $10 per share)	$15	$15
Net adjustments to fair value	-	-
Retained earnings	785	385
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00

[1] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____, 20__,.

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our Common Shares. This NAV per common share shall be effective until on or about ____, 20__, (or as soon as commercially reasonable thereafter) unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended ____, 20__, we redeemed approximately ____ common shares pursuant to our share redemption plan

Historical NAV Information

Below is the semi-annual NAV per common share, as determined in accordance with our valuation policies, for each fiscal semi-annual period from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$	__
____, 20__	$	__